HICKS ACQUISITION COMPANY II, INC.
100 Crescent Court, Suite 1200
Dallas, Texas 75201
October 4, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Duc Dang, Attorney—Advisor

Re:	Hicks Acquisition Company II, Inc. Registration Statement on Form S-1, as amended (File No. 333-167809)
Ladies and Gentlemen:
     Hicks Acquisition Company II, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the Company’s Registration Statement on Form S-1, as amended (File No. 333-167809), be accelerated to become effective on October 6, 2010 at 2:00 p.m. (EDT), or as soon thereafter as practicable.
     The Company hereby acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, or require any additional information, please do not hesitate to call me at (214) 615-2300 or Bruce Mendelsohn at Akin Gump Strauss Hauer & Feld LLP at (212) 872-8117.
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Very truly yours, Hicks Acquisition Company II, Inc.
/s/ Robert M. Swartz
Robert M. Swartz
President and Chief Executive Officer